UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to ________________.
Commission file number : 001-12991
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BancorpSouth, Inc. 401(k) Profit-Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Financial Statements and Supplemental Schedules
December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN

Report of Independent Registered Public Accounting Firm
The Retirement Committee of the Board of Directors
BancorpSouth, Inc.:
We have audited the accompanying statements of net assets available for plan benefits of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009, and Schedule H, Line 4j — Schedule of Reportable Transactions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Memphis, Tennessee
June 29, 2010

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2009 and 2008

	2009	2008
Investments, at fair value:
Common stock of BancorpSouth, Inc.	$140,607,038	$137,380,614
Mutual funds	79,076,661	53,721,117
Common/collective trust fund	43,235,625	33,875,878

	262,919,324	224,977,609

Contributions receivable:
Employer — salary deferral match	305,637	282,167
Employer — profit-sharing	1,209,289	973,098
Employee — salary deferral	72	57

Participant loans, at amortized cost	472,257	468,449
Accrued interest and dividends receivable	1,506,215	1,293,662
Cash	6,451	304,428

Net assets reflecting all investments, at fair value	266,419,245	228,299,470

Adjustment from fair value to contract value for interest in common/collective trust fund relating to fully benefit-responsive investment contracts	(1,147,154)	(136,012)

Net assets available for plan benefits	$265,272,091	$228,163,458

See accompanying notes to financial statements.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2009 and 2008

	2009	2008
Investment income (loss):
Net appreciation (depreciation) in investments	$15,048,130	$(20,530,068)
Interest and dividends	8,134,838	7,983,137

	23,182,968	(12,546,931)
Interest income from participant loans	30,304	35,416

Total investment income (loss)	23,213,272	(12,511,515)

Contributions:
Employer — salary deferral match	8,393,938	8,111,449
Employer — profit-sharing	1,209,289	973,098
Employee — salary deferral	13,231,001	14,984,016

Total contributions	22,834,228	24,068,563

Benefits paid to participants	(8,938,867)	(13,182,828)

Net increase (decrease)	37,108,633	(1,625,780)
Net assets available for plan benefits:
Beginning of year	228,163,458	229,789,238

End of year	$265,272,091	$228,163,458

See accompanying notes to financial statements.

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN
Financial Statements and Supplemental Schedules
December 31, 2009 and 2008
(1)	Description of Plan

The following description of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan, formerly known as BancorpSouth, Inc. Amended and Restated Salary Deferral — Profit Sharing Employee Stock Ownership Plan (the “Plan”), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
(a)	General

The Plan was adopted by BancorpSouth, Inc. (the “Company”) effective January 1, 1984. It is a defined contribution retirement plan with two components—an employee stock ownership component and a profit sharing component with a 401(k) feature. Employees who have completed one year of service and attained the age of 18 are eligible to participate in the Plan with regards to elective deferrals and employer matching contributions. Employees who completed their first hour of service on or after January 1, 2006 and have attained the age of 21 are eligible to participate in the employer profit-sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

Plan participants contribute to the Plan by electing to defer between 1% and 25% of their pretax annual compensation, in whole percentages, up to the maximum amount allowed by the Internal Revenue Code ($16,500 and $15,500 in 2009 and 2008, respectively). The Company matches 100% of amounts contributed by the participants to the Plan up to 5% of their annual compensation. Beginning in 2006, the Company began making a profit-sharing contribution equaling 2% of each eligible employee’s compensation. Only employees who are not eligible to participate in the Company’s defined benefit retirement plan are eligible for this profit-sharing contribution. For all purposes, compensation is all amounts paid to employees for services, but excluding extraordinary items such as moving expenses and bonuses.

Prior to January 1, 2007, the matching Company contribution was invested in common stock of the Company (nonparticipant-directed), while participant and profit-sharing contributions could be invested in common stock of the Company or in any of the other investment options available under the Plan. The Plan provided that after age 55 and ten years of service, a participant could, with some limitations, redirect the nonparticipant-directed investments in Company common stock to any of the other investment options. Effective January 1, 2007, all participants may redirect the investment of funds invested in Company common stock and the prospective matching Company contribution into any of the other investment options.

(c)	Investment Programs

The investment programs of the Plan as of December 31, 2009 were as follows: Federated Capital Preservation Fund; American Funds Europacific Growth Fund R4; American Funds Income Fund of America R4; DWS Dreman Small Cap Value Fund — A; Eagle Mid Cap Stock Fund; Federated Kaufmann Fund Class A; Federated Total Return Bond Fund IS; Fidelity Advisor Short Fixed Income — A; Goldman Sachs Structured US Equity A; Mutual Global Discovery Fund A; Nationwide Investor Destination Moderate Conservative A; Neuberger Berman Genesis Fund A; Oppenheimer Global Fund A; Royce Value Plus Service; T. Rowe Price Growth Stock Fund — Adv.; T. Rowe Price Retirement Income Fund — Adv.; T. Rowe Price Retirement 2010 Adv.; T. Rowe
(Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN
Financial Statements and Supplemental Schedules
December 31, 2009 and 2008
Price Retirement 2020 Adv.; T. Rowe Price Retirement 2030 Adv.; T. Rowe Price Retirement 2040 Adv.; T. Rowe Price Retirement 2050 Adv.; Vanguard Mid Cap Index Fund Signal; Vanguard Selected Value Fund Inv; and Van Kampen Growth & Income Fund A. The investment options also include common stock of the Company.

(d)	Administration

The Plan is administered by a committee appointed by the board of directors of the Company (the “plan administrator”). The plan administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions. BancorpSouth Bank is the Plan trustee.

(e)	Participants’ Accounts

Separate accounts are maintained for each participant. All amounts contributed by the participant, together with earnings or losses thereon, are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account,” together with earnings or losses thereon. Profit-sharing contributions contributed by the Company are maintained in a “profit-sharing account” together with earnings or losses thereon.

(f)	Participant Loans

Participants may borrow from their employee deferral and employer contribution accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan. At December 31, 2009, interest rates on outstanding participant loans ranged from 4.25% to 9.25%.

(g)	Vesting

Both the employee deferral and employer contribution accounts are 100% vested and nonforfeitable at all times. The profit-sharing account is vested after three years of service.

(h)	Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or proportionate monthly installments over a period not to exceed 15 years. For non-spouse beneficiaries, the monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than five years following his or her death. For distributions from a participant’s holdings of Company common stock, the participant may elect to receive common stock of the Company or cash equal to the fair value of the common stock that otherwise would have been distributed. In addition, a participant may elect to receive a distribution of cash dividends that are paid on the Company common stock allocated to the participant’s account in the Plan.

(i)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
(Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN
Financial Statements and Supplemental Schedules
December 31, 2009 and 2008
(j)	Expenses

Administrative expenses of the Plan are paid directly or reimbursed to the Plan by the Company, which is the Plan sponsor.

(k)	Forfeited Accounts

At December 31, 2009, forfeited non-vested accounts totaled $66,659. These accounts will be used to reduce future employer contributions.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting with the exception of benefit payments, which are recorded when paid.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946-210, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the Statement of Net Assets Available for Plan Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for any directly-held or indirectly-held fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts.

(b)	Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Quoted market prices are used to value the investments in mutual funds and Company common stock.

The interest in the common/collective trust fund is presented at fair value on the Statements of Net Assets Available for Plan Benefits, which is based upon their reported net asset value. The fair value of the guaranteed investment contracts is determined by discounting the expected cash flows based on current market interest rates of similar instruments with comparable durations. The fair value of the synthetic guaranteed investment contracts is determined by the fair value of the underlying assets. The interest in the common/collective trust fund is also stated at contract value because its underlying investments consist of guaranteed investment contracts that are fully benefit-responsive, which is equal to the value of deposits plus interest accrued at the contract rate, less withdrawals. As provided in relevant accounting pronouncements, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

(c)	Participant Loans

Participant loans are recorded at amortized cost, which is equal to the unpaid principal balance and any accrued interest.
(Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN
Financial Statements and Supplemental Schedules
December 31, 2009 and 2008
(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code of 1986, as amended (“IRC”), pursuant to a favorable determination letter, dated February 20, 2008, from the Internal Revenue Service. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. Amounts contributed by the Company are not taxed to the participant until a distribution from the Plan is received.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.
(3)	Investments

The following investments represent 5% or more of the Plan’s net assets available for plan benefits:

	December 31
	2009	2008
Common stock of BancorpSouth, Inc.	$140,607,038	$137,380,614
Federated Capital Preservation Fund, at contract value	42,088,471	33,739,866
Federated Total Return Bond Fund IS	17,321,803	12,489,127
The Plan’s investments, including investments bought, sold and held during the year appreciated (depreciated) in value during the years ended December 31, 2009 and 2008, respectively, as follows:

	2009	2008
Net appreciation (depreciation) in investments:
Mutual funds and common/collective trust fund	$13,448,810	$(22,296,589)
Common stock of BancorpSouth, Inc.	1,599,320	1,766,521

Net appreciation (depreciation) in investments	$15,048,130	$(20,530,068)

Dividend income earned from the investment in Company common stock, a party-in-interest and a related party, was $5,344,739 and $5,360,119 for the years ended December 31, 2009 and 2008, respectively.
(Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN
Financial Statements and Supplemental Schedules
December 31, 2009 and 2008
As of June 28, 2010 the fair market value of the investments held by the Plan as of December 31, 2009 had declined approximately 12% including a 21% decline in the Company’s common stock.

(4)	Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements (“ASC Topic 820”), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The following table sets forth by level, within the ASC Topic 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008:

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$79,076,661	$—	$—	$79,076,661
Common stock of BancorpSouth, Inc.	140,607,038	—	—	140,607,038
Common/collective trust fund	—	43,235,625	—	43,235,625

Total investments, at fair value	$219,683,699	$43,235,625	$—	$262,919,324

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$53,721,117	$—	$—	$53,721,117
Common stock of BancorpSouth, Inc.	137,380,614	—	—	137,380,614
Common/collective trust fund	—	33,875,878	—	33,875,878

Total investments, at fair value	$191,101,731	$33,875,878	$—	$224,977,609

Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; Level 3 means the use of unobservable inputs.

See Note 2(b), Investments, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan administrator believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
(Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN
Financial Statements and Supplemental Schedules
December 31, 2009 and 2008
(5)	Reconciliation Between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 filed for 2008 and the Form 5500 expected to be filed for 2009:

	December 31,
	2009	2008
Net assets available for plan benefits per the financial statements	$265,272,091	$228,163,458
Amounts allocated to withdrawing participants	(56,629)	(50,526)

Net assets available for plan benefits per Form 5500	$265,215,462	$228,112,932

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 filed for 2008 and the Form 5500 expected to be filed for 2009:

	2009	2008
Benefits paid to participants per the financial statements	$8,938,867	$13,182,828
Add amounts allocated to withdrawing participants at end of year	56,629	50,526
Less amounts allocated to withdrawing participants at beginning of year	(50,526)	—

Benefits paid to participants per Form 5500	$8,944,970	$13,233,354

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

		Par/number			Current
Issuer	Description	of shares	Coupon	Maturity	value
BancorpSouth, Inc.*	Common stock	5,993,480			$140,607,038
Federated Capital Preservation Fund**	Common/collective trust - stable value fund	4,208,847			42,088,471
American Funds Europacific Growth Fund R4	Mutual Fund	148,974			5,619,301
American Funds Income Fund Of America R4	Mutual Fund	159,918			2,473,935
DWS Dreman Small Cap Value Fund — A	Mutual Fund	83,366			2,586,837
Eagle Mid Cap Stock Fund	Mutual Fund	387,079			8,864,113
Federated Total Return Bond Fund Is	Mutual Fund	1,593,542			17,321,803
Federated Kaufmann Fund Class A	Mutual Fund	107,057			498,886
Fidelity Advisor Short Fixed Income — A	Mutual Fund	178,020			1,611,080
Goldman Sachs Structured US Equity A	Mutual Fund	181,294			3,790,857
Mutual Global Discovery Fund A	Mutual Fund	75,369			2,013,847
Nationwide Inv Destinations Mod Con A	Mutual Fund	444,002			4,169,175
Neuberger Berman Genesis Fund A	Mutual Fund	14,820			405,475
Oppenheimer Global Fund A	Mutual Fund	12,208			647,170
Royce Value Plus Service	Mutual Fund	347,900			3,910,393
T. Rowe Price Growth Stock Fund — Adv	Mutual Fund	315,374			8,619,180
T. Rowe Price Retirement Income Fund — Adv	Mutual Fund	39,580			483,670
T. Rowe Price Retirement 2010 Adv	Mutual Fund	147,297			2,047,435
T. Rowe Price Retirement 2020 Adv	Mutual Fund	140,803			2,045,862
T. Rowe Price Retirement 2030 Adv	Mutual Fund	75,215			1,131,227
T. Rowe Price Retirement 2040 Adv	Mutual Fund	67,345			1,014,889
T. Rowe Price Retirement 2050 Adv	Mutual Fund	18,956			160,369
Vanguard Mid Cap Index Fund Signal	Mutual Fund	58,163			1,362,753
Vanguard Selected Value Fund A	Mutual Fund	39,789			634,634
Van Kampen Growth & Income Fund A	Mutual Fund	443,505			7,663,770
Participant loans*	Loans to participants	—	4.25 — 9.25%	February 11, 2010 December 31, 2014	472,257

					$262,244,427

*	BancorpSouth, Inc. and participants in the Plan are parties-in-interest to the Plan.

**	Valued at contract value as the underlying investments of the fund include investment contracts which are fully benefit-responsive.
See accompanying Report of Independent Registered Public Accounting Firm.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Schedule H, Line 4j — Schedule of Reportable Transactions
Year ended December 31, 2009

							Current value
					Expense		of asset on
Identity of	Description	Purchase	Selling	Lease	incurred with	Cost of	transaction
party involved	of asset	price	price	rental	transaction	asset	date	Net gain

BancorpSouth, Inc.*	Common stock	$18,537,528	$—	$—	$—	$18,537,528	$—	$—
BancorpSouth, Inc.*	Common stock	—	16,910,424	—	—	13,057,020	16,910,424	3,853,404
Federated Capital Preservation Fund	Common/collective trust fund	17,060,481	—	—	—	17,060,481	—	—

*	BancorpSouth, Inc. is a party-in-interest to the Plan.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc. 401(k) Profit-Sharing Plan
June 29, 2010	By:	BancorpSouth, Inc.

	By:	/s/ William L. Malone
William L. Malone, First Vice President and Trust Officer

EXHIBIT INDEX
23.1      Consent of KPMG LLP, Independent Registered Public Accounting Firm